     As filed with the Securities and Exchange Commission on March 31, 2000.

                                                 Registration No. ______________

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ---------------------------------

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       ---------------------------------

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                 (Name of Small Business Issuer in its charter)



          Texas                                           75-2197372
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                       Identification No.)


   541 Sterling Drive
    Richardson, Texas                                       75081
--------------------------                           --------------------
  (Address of principal                                   (Zip Code)
    executive offices)

                   Issuer's telephone number - (972) 669-0591

                       ---------------------------------

Securities to be registered under Section 12(b) of the Act:

    Title of each class                          Name of each exchange on which
    to be so registered                          each class is to be registered

           NONE                                               NONE
    -------------------                          ------------------------------

Securities to be registered under Section 12(g) of the Act:
                     Common Stock, par value $.001 per share
                                (Title of class)

                       ---------------------------------

                                TABLE OF CONTENTS


PART I............................................................................................................1

ITEM 1.  DESCRIPTION OF BUSINESS..................................................................................1
      Background..................................................................................................1
      History of the Company......................................................................................2
           Events Leading to the Bankruptcy Proceedings of RBSC3
           Stock Exchange with Microwave Transmissions Systems, Inc...............................................3
      Business Development........................................................................................4
           Summary................................................................................................4
           Developing New Towers That We Will Own and Operate.....................................................5
           Maintaining and Capitalizing on Strong Relationships with Major
                Wireless Service Providers........................................................................5
           Maintaining Our Expertise in Site Development Services.................................................5
           Capitalizing on Management Experience..................................................................5
           Build-to-Suit Programs.................................................................................5
           Strategic Siting.......................................................................................6
           Maintenance and Management.............................................................................6
           Site Development Business..............................................................................7
      Customers...................................................................................................8
      Sales and Marketing.........................................................................................8
      Competition.................................................................................................9
      Employees..................................................................................................11
      Regulatory and Environmental Matters.......................................................................11
           Federal Regulations...................................................................................11
           Environmental Regulation..............................................................................12
           State and Local Regulations...........................................................................12
           Research..............................................................................................13
           Suppliers.............................................................................................13
           Licenses, Franchises, Concessions, Royalty Agreements, Patents
                Trademarks or Labor Contracts....................................................................13

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
           OPERATION.............................................................................................13
      Revenues
      Operating Costs
      Depreciation, Amortization, Rent and Interest
      Income Tax Expense
      Liquidity and Capital Resources

ITEM 3.  DESCRIPTION OF PROPERTY.................................................................................15

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
           MANAGEMENT............................................................................................16


                                       2


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
           CONTROL PERSONS.......................................................................................16
                Preston David Spurlin............................................................................16
                Committees of the Board of Directors.............................................................16

ITEM 6.  EXECUTIVE COMPENSATION..................................................................................17
                Employee Benefit Plan............................................................................17

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................................................17

ITEM 8.  DESCRIPTION OF SECURITIES...............................................................................18
                Capital Stock....................................................................................18
                Provisions Having a Possible Anti-Takeover Effect................................................19

ADDITIONAL INFORMATION...........................................................................................19

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA...................................................20

PART II..........................................................................................................21

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
           COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........................................................21
                Market Information...............................................................................21
                Holders..........................................................................................21
                Dividends........................................................................................21

ITEM 2.  LEGAL PROCEEDINGS.......................................................................................21

ITEM 3.  CHANGES IN AN DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING DISCLOSURE.................................................................................21

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.................................................................22

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS...............................................................22

PART F/S........................................................................................................F-1

PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS

SIGNATURES


                                     PART I



ITEM 1.  DESCRIPTION OF BUSINESS

         We are a public holding company and sole shareholder of MTSI, Inc., a Texas corporation ("MTSI"), and independent builder of wireless communications infrastructure in the United States and internationally. Our sole asset is the stock of MTSI, and all references herein to "we," "us" or "our" with respect to our business operations refer to the combined business operations of Microwave Transmission Systems, Inc. and MTSI, unless specifically stated otherwise.

         Our revenue is currently generated by our site development and tower construction services. We have participated in the development of more than 1,000 antennae sites in the major wireless markets in the United States and we are anticipating mandates for build-to-suit towers in the near future.

         Our site development service business is an Aend-to-end" service offering design, construction and operating expertise to a range of wireless service providers. Site development services include: network pre-design, communication site selection, communication site acquisition, local zoning and permitting, and site construction and antennae installation. Our build-to-suit program provides an integrated solution to those wireless service providers seeking to minimize their capital expenditures, overhead and time associated with the build-out and on-going maintenance of their wireless network infrastructure.

         We intend to use our leadership in the site development services business, our existing national field organization and our strong relationships with wireless service providers to expand into the ownership and leasing of communication sites. Our growth strategy is to lease antennae space to multiple tenants on towers that we construct or acquire.

BACKGROUND

         Rapid advancements in communications technology have left a significant void, and therefore, a unique opportunity for companies that support the technologies of the future. Our goal is to design, develop and market the next generation of communications infrastructure that will be compatible with a variety of commercially viable hardware platforms and communications networks. Suppliers of these platforms and networks from cable TV operators to telecommunications companies are now scrambling to form strategic alliances with suppliers of telecommunications infrastructure services.

         We provide the infrastructure necessary for the latest communication systems. We fabricate, build, inspect and maintain wireless and satellite based communication transmitting and receiving facilities for providers of wireless communication services.

         Cellular telephones and PCs in the United States and Canada rely on analog and digital technology. A cellular telephone transmits a radio signal to the closest cellular communications facility. The communications facility contains an antenna that is connected by wireline or short haul microwave to a nearby switching office. The switching office processes signals for several cellular facilities. For transmission from a mobile telephone to a telephone that is not a mobile phone, the switching office connects the telephone signal to a local telephone exchange. For transmission between two mobile telephones, the switching office locates the receiving cellular communication facility to which the receiving telephone is connected and completes the connection by transmitting the signal to that facility. If one or both of the cellular telephones is moving, such as a car phone, the local switching station hands the signal off to a different facility as the phone moves from one area to another.

         Cellular telephones use radio frequencies to transmit to the communication facilities. The number of frequencies that are available to transmit to a communication facility is limited. In areas with heavy demand for cellular services, these available frequencies become congested. To increase capacity, the number of cells is increased. This result in smaller cells that cover a smaller geographic area. As a result, the cells must be closer together and the demand for additional communications towers increases.

         We initially constructed primarily microwave and cellular transmission facilities, and installed electronic lines and components. As microwave technology evolved and matured, so did the construction and installation services relating to those technologies. In fact, we often return to previously built facilities to upgrade the equipment. Recent years have seen the rise of the use and demand for cellular telephones and PCs. As a result, we derive substantial revenues from the design, building and installation of towers and rooftop sites that house cellular telephone and PC antennae. These facilities are presently designed for use with microwave, cellular telephone, pager, specialized mobile radio and satellite based radio technologies.

HISTORY OF THE COMPANY

         West Covina Auto Parts, Inc., ("Wesco") a California corporation, was formed on June 22, 1962. On May 3, 1993, Reddi Brake Supply Company, Inc, a California corporation, merged with and into Wesco, with the surviving corporation amending its name to RBSC, Inc. ("RBSC") on May 23, 1997. On December 11, 1998, RBSC changed its state of incorporation from California to Texas by merging with and into RBS Acquisition Corp., a Texas corporation, in exchange for 100% of the common stock of Microwave Transmission Systems, Inc., a Texas corporation which became our wholly-owned subsidiary. On January 11, 2000, RBS Acquisition Corp. changed its corporate name to Microwave Transmission Systems, Inc. On January 12, 2000, our wholly-owned subsidiary changed its name to MTSI, Inc.

         EVENTS LEADING TO THE BANKRUPTCY PROCEEDINGS OF RBSC

         In late 1995, RBSC was experiencing significant losses primarily due to lower than expected sales, particularly in regions outside of the Western United States, decreased gross profit margins from diminishing amortization of past purchase discounts, increased general and administrative expense, and increased reserves due to the planned closures of 13 underperforming outlets. As a result, RBSC lacked sufficient working capital, suffered severe cash flow shortages, and fell behind in making payments to certain of its creditors during 1995.

         In response to RBSC's operating losses, in February 1996 a new management team was installed that undertook a restructuring of our operations. Despite such efforts, RBSC reported an operating loss of $8,562,836 for its fiscal year ending June 30, 1996 as well as significant operating losses for the two following quarters.

         On March 17, 1997, bankruptcy proceedings were commenced by the filing of an involuntary petition under Chapter 11 of the United State Bankruptcy Code by certain of the our unsecured creditors. On that date, RBSC ceased all business operations and closed our remaining stores. On March 27, 1997, we consented to the entry of an order for relief under Chapter 11 of the Untied States Bankruptcy Code. The United States Bankruptcy Court for the Central District of California entered the order for relief the following day. We filed our Plan of Reorganization (the "Plan") on October 14, 1997, and modified the Plan on January 23, 1998 and on January 28, 1998. The Court entered an order approving the Plan on March 20, 1998.

         The Plan provided for the liquidation of our assets and distribution of the proceeds to secured, priority and unsecured creditors. The Plan further provided that we would remain in existence, although all capital stock outstanding as of the date of the bankruptcy petition was canceled. Under the Plan, we secured post-petition financing in the amount of $10,000 from Halter Financial Group to meet the costs and expenses of the reorganization effort. In satisfaction of Halter Financial Group's administrative claim for such amount and for the services rendered and expenses incurred in connection with an anticipated acquisition or merger transaction between the Company and a privately-held operating company, Halter Financial Group received 60% of the newly-issued shares of common stock of the reorganized Company. Creditors with allowed unsecured claims received a pro rata distribution of 40% of such common stock.

         STOCK EXCHANGE WITH MICROWAVE TRANSMISSIONS SYSTEMS, INC.

         The wireless communications infrastructure business currently operated by us was commenced in 1987 by Microwave Transmission Systems, Inc., a Texas corporation ("MTSI") which is now our wholly-owned subsidiary. On August 6, 1999, we entered into a Stock Exchange Agreement with MTSI pursuant to which Preston David Spurlin, the sole shareholder of MTSI, assigned his equity ownership interest in that company to us in exchange for 5,750,000 shares (or approximately 92%) of our outstanding common stock, resulting in our current capitalization structure:


                                              # OF SHARES                    # OF SHARES
                                          ------------------            -------------------
                                          BEFORE           %            AFTER             %
                                          ------           -            -----             -
Preston David Spurlin                           0           0%         5,750,000         92.0%

Halter Financial Group, Inc.              300,000          60%           300,000          4.8%

All Other Shareholders                    200,084          40%           200,084          3.2%
                                          -------          ---           -------          ----
      TOTAL                               500,084         100%         6,250,084        100.0%
                                          =======         ====         =========        ======


The Stock Exchange Agreement was approved by the holders of our outstanding shares of common stock issued pursuant to the Plan on September 23, 1999. On January 11, 2000, we changed our corporate name to Microwave Transmission Systems, Inc. On January 12, 2000, MTSI changed its corporate name to MTSI, Inc.

BUSINESS DEVELOPMENT

         SUMMARY. Our principal goal is to position MTSI as an industry leader in the design, fabrication, construction and maintenance of high quality products. To achieve this goal, we have adopted a multi-tiered strategy to:

*        Manage Risk Effectively
*        Attract the Best and Brightest Talent
*        Broaden Capabilities
*        Maximize Market Opportunities
*        Exploit Key Markets and Segments
*        Retain Options and Maintain Flexibility

         To capitalize on the growing demand for communications facilities and antenna sites, we intend to implement an integrated program of tower ownership, antenna site leasing and communications site services. Historically, we built communications towers on a turnkey basis according to specifications provided by the site owner and retained no ownership of the site or completed facilities. We intend to embark on a built-to-suit-to-own program, whereby we will enter into agreements with service providers for the construction of a communications tower. We will build the tower to the specifications provided by the service provider. The service provider will then lease one or more antenna sites on the tower from us. The towers can accommodate multiple tenants. The antenna site leasing companies are expected to come from a wide range of industries, including cellular, PCs, enhanced specialized mobile radio, paging, fixed microwave, radio and television.

         We intend to construct new tower networks in and around markets in which it already has a presence. We believe that this strategy will result in attractive investment returns. We also intend to target new markets, both domestically and internationally, that have not been significantly built out by carriers or other communications site companies. By working with one or more "anchor" tenants, we will seek to develop a comprehensive plan for a particular network by locating new sites in areas identified by its customers as optimal for their network expansion requirements. In order to minimize the risk associated with the investment, we generally will secure commitments for leasing prior to commencing construction.

         Our leadership in the site development services business, our existing national field organization and our strong relationships with wireless service providers provide us with a solid foundation for growth. We believe that the following strategies will maintain that foundation and will enhance our opportunities for future growth:

         DEVELOPING NEW TOWERS THAT WE WILL OWN AND OPERATE. As wireless service providers increasingly outsource their investment in, and ownership of, towers, we plan to meet their needs by using our expertise and relationships in the site development business to construct towers with anchor tenants through build-to-suit programs. We intend to aggressively identify attractive locations for new towers and strategically complete pre-construction procedures necessary to secure tower sites in advance of customer demand.

         MAINTAINING AND CAPITALIZING ON STRONG RELATIONSHIPS WITH MAJOR WIRELESS SERVICE PROVIDERS. We believe that we are well-positioned to be a preferred partner in build-to-suit programs due to our strong relationship with wireless service providers and our proven operating experience. Generally, the provider-personnel responsible for awarding site development projects for wireless service providers are the same personnel who make decisions with respect to build-to-suit programs. We continually market our build-to-suit programs to such site development service customers.

         MAINTAINING OUR EXPERTISE IN SITE DEVELOPMENT SERVICES. We perform an array of site development services for wireless service providers across the United States and internationally. Our knowledge of local markets and strong customer relationships allow us to identify and participate in site development projects across the United States and internationally.

         CAPITALIZING ON MANAGEMENT EXPERIENCE. Our management team has extensive experience in site development services. Preston David Spurlin, our President and Chief Executive Officer, has more than twenty (20) years of experience in the communications infrastructure industry.

         BUILD-TO-SUIT PROGRAMS. We generally construct towers pursuant to an antennae site lease agreement negotiated with an anchor tenant only after making the determination that the initial or planned capital investment for those towers would not exceed a targeted multiple of expected tower cash flow from those towers over a certain period of time. Our sales representatives sell our build-to-suit programs by utilizing their existing relationships in the wireless communications industry to target wireless service providers interested in outsourcing their network build-out. Our sales representatives make proposals for build-to-suit towers in response to competitive bids or specific requests and in circumstances where we believe the provider would have an interest in build-to-suit towers. Although the terms may vary from proposal to proposal, we typically sign a five-year lease agreement with each anchor tenant, with four or five additional five-year renewal periods at the option of the lessee. While the proposed monthly rent also varies, broadband customers utilizing PCS, cellular or ESMR generally pay more than the aggregate monthly rent paid by paging or other narrowband customers. Additionally, anchor tenants will typically pay lower monthly rents than subsequent tenants of a similar type service. In certain cases, an anchor tenant may enjoy an introductory lease rate for a given period of time.

         A wireless provider accepts the terms of the proposal by awarding us a non-binding mandate to pursue specific sites, specific search rings or general areas. Based on the status of the geographic areas, we perform such due diligence investigations only for a designated period during which time we analyze the site based on a number of factors, chiefly, co-location opportunities, zoning and permitting issues, economic potential of the site, difficulty of constructing a multi-tenant tower and the remoteness of the site. These mandates are non-binding agreements and either party may terminate the mandate at any time.

         If, after our due diligence investigation during the mandate, we conclude that it is economically feasible to construct the towers requested by the wireless service provider, we enter into an antennae site lease agreement with the provider. In some cases we must build a tower for the carrier regardless of the outcome of our due diligence investigation. We have negotiated several master build-to-suit agreements, including antennae site lease terms, with providers in specific markets who we believe will facilitate our obtaining build-to-suit programs. The antennae site lease agreements typically provide that all obligations are conditioned on our receiving necessary zoning approvals where applicable. Some of our antennae site lease agreements contain penalty or forfeiture provisions in the event the tower is not completed within specified time periods.

         STRATEGIC SITING. Our strategic siting activities focus on developing new towers in locations chosen by us rather than by anchor tenants in build-to-suit programs. We try to identify attractive locations for new towers and strategically complete preconstruction procedures necessary to secure the site in advance of demand from a specific customer. We may invest in the zoning and permitting of these strategic sites (and even the construction of the towers) when we have not yet obtained an anchor tenant if we believe that demand for the site will exist in the near term, or that a competitor of ours may acquire the site if we wait until an anchor tenant is secured. However, we generally will not build a tower on a strategic site unless and until we have signed a lease with a tenant.

         MAINTENANCE AND MANAGEMENT. Once constructed, we maintain and manage our communication sites through a combination of in-house personnel and independent contractors. In-house personnel are responsible for oversight and supervision of all aspects of site maintenance and management, and are particularly responsible for monitoring security access and lighting, RF emission and interference issues, signage, structural engineering and tower capacity, tenant relations and supervision of independent contractors. We hire independent contractors locally to perform routine maintenance functions such as landscaping, pest control, snow removal, vehicular access, site access and equipment installation oversight. We engage independent contractors on either a fixed fee or time and materials basis.

         Our network operations center is in Richardson, Texas, where, among other functions, we have centralized our monitoring of security access and lighting for our towers. As the number of communication sites we own and manage increases, we anticipate increased expenditures to expand our maintenance infrastructure, including expenditures for personnel and computer hardware and software, which may be material expenditures.

         SITE DEVELOPMENT BUSINESS. We offer each phase of our site development services to our customers. These services and phases are the same ones we employ for our own benefit when we build towers for our ownership. During Phase I, network pre-design, we perform pre-design analysis by investigating those geographic areas that are designated as a priority by our customer. We then identify, to the extent possible, all sites which meet the customer's RF requirement in those areas. We then create maps of the sites, analyzing for a number of factors, including which areas may have the most favorable zoning regulations and availability of co-location opportunities. Typically, we conduct preliminary zoning analysis and determine those areas where zoning approval is likely, along with a possible time frame for approval. We use Phase I services to eliminate costly redesigns once a project is started, which can result in significant savings of both time and money.

         In Phase II, site selection, we determine which sites most closely meet the RF engineering requirements of the customer, which sites are leasable or can be purchased, which sites have the potential to be zoned for site construction or co-location based on the then-current zoning requirements, and which sites are most suitable for construction and installation of antennae. We select the most suitable sites based on demographics, traffic patterns and signal characteristics. Typically, we identify two or three potential sites for each location in the RF engineering plan, with the intent of co-locating on an existing site or constructing a new site on the location most advantageous to the customer. We also seek FAA approval at this time.

         In Phase III, site acquisition, we secure the right from the property owner to construct a tower or co-locate on the site. Depending on the type of interest in the property that best suits the needs of our customer, we negotiate and enter into one of the following types of agreements on behalf of the customer:

         1) A contract of sale pursuant to which the customer acquires fee title to the property;

         2) A long-term ground or rooftop lease pursuant to which the customer acquires a leasehold interest in the property (typically a five-year lease with four or five renewal periods of five years each);

         3) An easement agreement pursuant to which the customer acquires an easement over the property; or

         4) An option to purchase or lease the property pursuant to which the customer has a future right to acquire fee title to the property or acquire a leasehold interest. During this phase of the site development service, we generally obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site.

         Phase IV, local zoning and permitting, includes the preparation of all appropriate zoning applications and providing representation at any zoning hearings which may be conducted. During this phase, we also obtain all necessary entitlement land use permits necessary to commence construction or install equipment on the site.

         Phase V, construction and installation, involves the construction management of the tower on a selected site, whether by the third party or directly by us. Phase V includes the preparation of a construction budget, the installation or monitoring of the installation of equipment and antennae, hiring sub-contractors to perform the actual construction of the tower or equipment installation when not performed by us, the preparation of a construction schedule, monitoring all vendors' delivery and installation of equipment and monitoring the completion of all construction and landscaping of the site.

         Our site development business is headquartered in Richardson, Texas. Once we are hired to work on a site development project, we dispatch a site development team from headquarters to the project site and establish a temporary field office for the duration of the project. The site development team is typically composed of our permanent employees and supplemented with local hires employed only for that particular project. A team leader is assigned to each phase of the site development project and reports to a project manager who oversees all team leaders. Upon the completion of a site development project, the field office is closed and all of our permanent employees are either relocated to another project or directed to return to headquarters.

         We generally set prices for each site development service separately. Customers are billed for these services on a fixed price or time and materials basis and we may negotiate fees on individual sites or for groups of sites.

CUSTOMERS

         We have performed site development services for many of the largest wireless service providers over the past several years. The majority of our contracts have been for PCS broadband, ESMR, cellular and paging customers. We also service PCS narrowband, SMR and MDS wireless providers. In 1999, our largest customers were Pathnet, Inc., MCI Worldcom, and Southwestern Bell Wireless, representing 30.3%, 26.8%, and 12.9% of our revenues, respectively. In 1998, our largest customers were MCI Worldcom, Southwestern Bell Mobile and Viper Communications, Inc., representing 35.0% and 15.3% of our revenues, respectively. No other customer represented more than 10% of our revenues during these periods.

SALES AND MARKETING

         A successful integrated transmission infrastructure and service provider company requires creative and technical talent, along with skilled experienced service personnel. We have assembled such a team. We have coupled this team with proven executive management that has a unique blend of entrepreneurial and operational experience.

         Our sales and marketing goals are to:

*        Begin our site leasing business;
* Further cultivate existing customers to obtain mandates for build-to-suit programs as well as to sell site development services;
* Use our contacts and industry knowledge to better identify attractive locations for new tower builds;
* Use existing relationships and develop new relationships with wireless service providers to lease antennae space on our owned or managed communication sites;
* Form affiliations with select communications systems vendors who utilize end-to-end services, including those provided by use, which will enable us to market our services and product offerings through additional channels of distribution; and
* Sustain our market leadership position in the site development business.

         Historically, we have capitalized on the strength of our experience, performance and relationships with wireless service providers to position ourselves for additional site development business. We have leveraged these attributes to obtain build-to-suit mandates, and we expect to continue to enhance and leverage these to sell build-to-suit programs and antennae space on our owned or managed communications sites. We also use these attributes to identify attractive locations to build towers on strategic sites.

         Our primary marketing and sales support is centralized and directed from our headquarters in Richardson, Texas and is supplemented by our regional offices. Our full-time marketing and sales support staff are charged with implementing our marketing strategies, prospecting and producing sales presentation materials and proposals. Maintaining and cultivating relationships with wireless service providers is a main focus of senior management. Our strategy is to delegate sales efforts to those employees of ours who have the best relationships with wireless service providers. We assign our representatives specific accounts based on historical experience with a provider and the quality of the relationship between these representatives and such provider. Most wireless service providers have national corporate headquarters with regional offices. We believe that most decisions for site development and site leasing services are made by providers at the regional level with input from their corporate headquarters. Our sales representatives work with the provider representatives at the local level and, when appropriate, at the national level. Our sales staff compensation is heavily weighted to incentive-based goals and measurements. In addition to our marketing and sales staff, we rely upon our executive and operations personnel on the national and field office levels to identify sales opportunities within existing customer accounts, as well as acquisition opportunities.

COMPETITION

         The industry for wireless infrastructure building and implementation services is highly competitive and fragmented. Most industry participants are small companies with fewer than fifty employees. Other recent entrants into the market are wireless equipment manufacturers that provide services in conjunction with the sale of wireless equipment. Finally, the increased demand for wireless infrastructure building that far outstrips the supply of companies able to provide the products and services has resulted in the recent entry of traditional, non-wireless engineering and construction companies and non-wireless subcontractors into the market. As demand for wireless infrastructure building increases, we expect that more of these non-traditional competitors will enter the market, increasing competition.

         We face competition from American Tower Corporation, Crown Castle International Corporation, Pinnacle Holdings, Inc. and SBA Communications Corporation. These competitors are attempting to consolidate tower ownership through acquisitions.

         We compete for site leasing tenants with:

1. Wireless service providers that own and operate their own tower footprints and lease, or may in the future decide to lease, antennae space to other providers;

2. Site development companies that acquire antennae space on existing towers for wireless service providers, manage new tower construction and provider site development services;

3.       Other large independent tower companies; and

4.       Similar local independent tower operators.

         Wireless service providers which own and operate their own tower networks are generally substantially larger and have greater financial resources than we do. We believe that tower location, capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower leasing companies. We also compete for development and new tower construction opportunities with wireless service providers, site developers and other independent tower operating companies and believe that competition for site development will increase and that additional competitors may enter the tower market, some of whom may have greater financial resources than we do.

         The following is a list of some of the tower companies that compete with us: American Tower Corporation, Crown Castle International Corp., Lodestar Communications, Microcell, Motorola, Pinnacle Tower, SpectraSite and Unisite.

         The following companies are primarily competitors for our site management activities: AAT, APEX, JJS Leasing, Inc., Motorola, Signal One, Subcarrier Communications and Tower Resources Management.

         We believe that the majority of our competitors in the site development business operate within local market areas exclusively, while some firms appear to offer their services nationally, including American Tower Corporation, Tetratech, Pyramid, NLS and SpectraSite. Our market includes participants from a variety of market segments offering individual, or combinations of, competing services. The field of competitors includes site development consultants, construction companies, tower owners/managers, radio frequency engineering consultants, telecommunications equipment vendors (which provide end-to-end site development services through multiple subcontractors) and providers' internal staff. We believe that providers base their decisions on site development services on certain criteria, including a company's experience, track record, local reputation, price and time for completion of a project, and believe that we compete favorably in these areas.

EMPLOYEES

         As of March 15, 2000, we had forty-four (44) employees, none of whom is represented by a collective bargaining agreement. All of our employees are full-time employees. Of our total employees, three (3) work in management, ten
(10) in administration and thirty-two (32) in construction. We consider our employee relations to be good, and we have never experienced a work stoppage. From time to time, we also employ independent contractors to support our operation.

         Our future success will depend in part upon our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. As part of our retention efforts, we seek to minimize turnover of key employees by emphasizing our industry experience, our work environment and our competitive compensation packages. Due to the nature of our business, we experience a "run-up" and "run-down" in employees as contracts are completed in one area of the country and are commenced in a different area.

REGULATORY AND ENVIRONMENTAL MATTERS

         FEDERAL REGULATIONS. Both the Federal Communications Commission ("FCC") and Federal Aviation Administration ("FAA") regulate towers used for wireless communications transmitters and receivers. These regulations control the siting and marking of towers and may, depending on the characteristics of particular towers, require registration of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the particular frequency used.

         Pursuant to the requirements of the Communications Act of 1934, the FCC, in conjunction with the FAA, has developed standards to consider proposals for new or modified antennae. These standards mandate that the FCC and the FAA consider the height of proposed antennae, the relationship of the structure to existing natural or man-made obstructions and the proximity of the structure to runways and airports. Proposals to construct or to modify existing antennae above certain heights are reviewed by the FAA to ensure the structure will not present a hazard to aviation. The FAA may condition its issuance of a no-hazard determination upon compliance with specified lighting and/or marking requirements. The FCC will not license the operation of wireless telecommunications devices on towers unless the tower has been registered with the FCC or a determination has been made that such registration is not necessary. The FCC will not register a tower unless the tower has been registered with the FAA. The FCC may also enforce special lighting and painting requirements. Owners of wireless transmissions towers may have an obligation to maintain painting and lighting to conform to FCC standards. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting outage. Failure to comply with the applicable requirements may lead to civil penalties.

         The Telecommunications Act of 1996 amended the Communications Act of 1934 by giving state and local zoning authorities jurisdiction over the construction, modification and placement of towers. The new law preserves local zoning authority by prohibiting any action that would (1) discriminate between different providers of personal wireless services or (2) ban altogether the construction, modification or placement of radio communication towers. Finally, the 1996 Telecom Act requires the federal government to help licensees for wireless communications services gain access to preferred sites for their facilities. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

         Owners and operators of antennae may be subject to, and therefore must comply with, environmental laws. The FCC's decision to license a proposed tower may be subject to environmental review pursuant to the National Environmental Policy Act of 1969, which requires federal agencies to evaluate the environmental impacts of their decisions under certain circumstances. The FCC has issued regulations implementing the National Environmental Policy Act. These regulations place responsibility on each applicant to investigate any potential environmental effects of operations and to disclose any significant effects on the environment in an environmental assessment prior to constructing a tower. In the event the FCC determines the proposed tower would have a significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement. This process could significantly delay the registration of a particular tower.

         ENVIRONMENTAL REGULATION. As an owner and operator of real property, we are subject to certain environmental laws that impose strict, joint and several liability for the cleanup of on-site or off-site contamination and related personal or property damages. We are also subject to certain environmental laws that govern tower placement, including pre-construction environmental studies. Operators of towers must also take into consideration certain RF emissions regulations that impose a variety of procedural and operating requirements. The potential connection between RF emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. We believe that we are in substantial compliance with and we have no material liability under all applicable environmental laws. These costs of compliance with existing or future environmental laws and liability related thereto may have a material adverse effect on our prospects, financial condition or results of operations. We had no costs from our compliance with these laws during the past three (3) years.

         STATE AND LOCAL REGULATIONS. Most states regulate certain aspects of real estate acquisition and leasing activities. Where required, we conduct the site acquisition portions of our site development services business through licensed real estate brokers or agents, who may be our employees or hired as independent contractors. Local regulations include city and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers.

         RESEARCH. We do not generally spend any material amount of our resources on research and development.

         SUPPLIERS. We are not dependent upon any supplier/vendor to construct our towers and all of the materials necessary for their construction are readily available from multiple suppliers. Our principal vendors currently include Davis Motor Crane Service, FWT, Inc., Hutton & Company, J. Wisdom Travel, Inc., Madden Bolts, Mobil Fleet, Office Depot, Texas Bonner Chevrolet, Texas Fleet, United Rentals and Baillargeon Ford.

         LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENT, PATENTS, TRADEMARKS OR LABOR CONTRACTS. We have construction licenses in the states of Florida (#CO-C0573) and New Mexico (#32164). Management believes that we are in compliance with all regulatory requirements in the states in which we conduct business.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                              RESULTS OF OPERATIONS

   Year ended December 31, 1999 compared to year-ended December 31, 1998.

     REVENUES. The Company recorded a net profit of $306,147, or $.05 per share for 1999 as compared to a net profit of $125,369, or $.02 per share for 1998.

     Total revenues for 1999 were $6,358,896, an increase of $1,619,298 or 34.1% compared to revenues of $4,739,598 for 1998. The increase in revenues was due largely to the accelerated build out of the wireless infrastructure. The company expects the accelerated build out of the wireless infrastructure to continue into the year 2000.

     OPERATING COSTS. Cost of sales increased by $913,941 or 28.6% from 1998 to 1999 due primarily to the increase in related sales. The overall increase is generally made up of the net of the following increases or decreases:

- Direct labor costs increased by $744,219 or 34.8% primarily due to increases in labor utilization and the need to meet customer demands for turnkey construction solutions. As a percentage of revenue, they increased from 44.9% in 1998 to 45.2% in 1999.

- Fuel costs increased by $28,474 or 37.3% primarily due to soaring gas prices and increased labor effort.

- Job travel expenses increased by $85,940 or 47.4% primarily due to increased airfare pricing and increased revenue.

- Material costs increased by $133,481 or 38% primarily due to meeting customers demands of a turnkey construction solution.

- Expenses not billed increased $110,302 or 271%. This is primarily due to the magnitude and scope of the many projects underway at the end of the year. The Company expects to complete these projects and record the revenue in the first quarter 2000.

   Operating expenses increased by $404,068 or 27.5%. This increase was primarily due to the legal and accounting costs associated with the reverse merger of MTSI Inc with RBS acquisition. As a percentage of revenue, these costs decreased from 30.9% in 1998 to 29.3% in 1999.

   DEPRECIATION, AMORTIZATION, RENT AND INTEREST. Depreciation expense increased from $142,856 in 1998 to $187,842 in 1999. This was primarily due to the addition of several pieces of needed equipment. Rent remained consistent with prior year numbers. Interest expense decreased $6,301 or 19.3%. This was primarily due to increased cash flow from operations resulting in less average borrowings during 1999.

   INCOME TAX EXPENSE. Deferred tax liability increased $103,194 or 32.7% to $417,828. This liability exists primarily due to the use of the cash method of accounting for income tax purposes. The company expects to change accounting methods for tax purposes in the next two years and believes that the payment of this liability will be spread out over three years.

LIQUIDITY AND CAPITAL RESOURCES

   At December 31,1999, the company's working capital ratio was 1.31 to 1 compared to 1.27 to 1 at December 31, 1998. The company had a working capital surplus of $417,332 at the end of December 31,1999, as compared to a surplus of $293,784 at the end of 1998. The increase in the company's working capital ratio and working capital is primarily due to an increase in cash collections and increased revenue.

   Net cash provided by operating activities for 1999 totaled $405,868 as compared to net cash provided by operating activities of $145,321 for the year ended 1998. The increase in net cash provided by operating activities is primarily the result of increased operating income.

     Capital expenditures for 1999 were $287,570 as compared to $273,110 in 1998. The increase is primarily associated with new equipment and vehicles to meet the needs of continued expansion.

   The company has a line of credit of $450,000 of which the company had borrowed $400,806 at the end of 1999. The borrowing base fluctuates based on reports submitted by the company to the lender on an as needed basis. The availability is determined by a calculation of 80% of the eligible accounts receivable submitted since the last report. The line of credit expires November 20, 2000.

The Company is currently in negotiations with several lenders, including the current lender to both increase the line and reduce the interest rate. Management believes this will happen in the second quarter of 2000.

     The company believes that cash flow provided by operations, supplemented by the Company's positive cash position, will be adequate to meet the needs of the Company to sustain moderate growth. The Company believes it will be able to increase its borrowing limits under its line of credit. The Company also believes it is capable of borrowing additional amounts to acquire equipment and of raising capital through the sale of its stock. Some or all of these resources may be utilized to fund additional growth opportunities.


ITEM 3.  DESCRIPTION OF PROPERTY

         We lease our primary office facility from Preston David Spurlin, our Chief Executive Officer, President, Sole Director and majority shareholder. The lease is for an initial three (3) year term expiring 1999, with a month-to-month renewal thereafter, and has been classified as an operating lease. Total rent expense associated with this lease was $56,400 for each of the years ended December 31, 1999 and 1998, respectively.

         We also lease a house from Preston David Spurlin. The house provides lodging for out-of-town employees and contractors in lieu of incurring hotel and other travel related charges. The lease began in April 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

         We open and close project offices from time to time in connection with our site development business, which offices are generally leased for periods not to exceed 18 months.

         Total rental expense for all of our operating leases was $68,300 and $73,596 for the years ended December 31, 1999 and 1998, respectively.
         We believe that the condition of our lease facilities is excellent, and are sufficient for our use and operation at our present level of operations. We believe that these facilities will be sufficient for our operations for the foreseeable future. In the opinion of our management, these properties are adequately insured, in good condition and suitable for their anticipated future use.

         With respect to investments in real estate, real estate mortgages and securities of or interest in persons primarily engaged in real estate activities, we neither hold nor intend upon holding any such investments. It is not our policy to acquire assets primarily for possible capital gain or primarily for income. At present, we have no limitations on the percentage of our assets which may be invested in any one investment or type of investment, although this policy may be changed without a vote of our shareholders.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of March 30, 2000, certain information with respect to the beneficial ownership of our capital stock by
(1) each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually and (3) all directors and executive officers as a group. At March 30, 2000, we had outstanding the following shares of capital stock issued and outstanding: 6,250,084 shares of common stock.

                        Name and Address of         Amount and Nature
Title of Class          Beneficial Owner            of Beneficial Owner          Percent of Class
--------------          ----------------            -------------------          ----------------
Common Stock            P. David Spurlin             5,750,000                   92.0%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The table below sets forth certain information concerning our directors and executive officers as of March 30, 2000.

         NAME                               AGE               POSITION
         ----                               ---               --------
         Preston D. Spurlin                 41                Chief Executive Officer, President and Sole
                                                              Director

         PRESTON DAVID SPURLIN is the founder of MTSI, Inc. and has served as its Chief Executive Officer, President and Sole Director since its inception. From 1983 to 1987, Mr. Spurlin served first as Director of Field Operations and later as Vice President of International Tower Company. From 1979 to 1983, Mr. Spurlin worked for McFarlin Tower Company in a variety of positions including Foreman and Manager of all crews. Mr. Spurlin, his wife Cheryl and three children reside in Richardson, Texas.

         COMMITTEES OF THE BOARD OF DIRECTORS. Our Board of Directors does not have any committees at this time.

ITEM 6.  EXECUTIVE COMPENSATION

         The information set forth below concerns the cash and non-cash compensation to the named executive officers of the Company for each of the past three fiscal years ended December 31, 1999, 1998 and 1997. In each case, the compensation listed was paid by MTSI, Inc., our wholly-owned subsidiary. No executive officer of the Company has an employment agreement with the Company and all executive officers serve at the discretion of the Board of Directors.

                                               SUMMARY COMPENSATION TABLE
                                  --------------------------------------------------

               Annual Compensation                           Long Term Compensation Awards                     Payouts


(a)                (b)     (c)         (d)         (e)             (f)             (g)                (h)        (i)

Name and                                           Other Annual    Restricted      Securities         LTIP       All other
Principal                                          Compensation    Stock           Underlying         Payouts    Compensation(1)
Position           Year    Salary($)   Bonus($)    ($)             Award(s) ($)    Options/SAR's (#)  ($)        ($)
---------------------------------------------------------------------------------------------------------------------------------
Preston David
Spurlin            1999    108,056     1,956                       0               0                  0          21,689
 President,        1998    103,347     1,800                       0               0                  0          20,959
 CEO, Director     1997     91,646     1,771                       0               0                  0          19,200

(1) Represents premium paid on term life insurance policies on behalf of Preston David Spurlin and employer contributions under the Profit Sharing Plan described below.

         EMPLOYEE BENEFIT PLAN. We offer a profit-sharing plan, the Microwave Transmission Systems, Inc. Profit Sharing Plan, which covers all of our employees and all employees of MTSI who have attained age 18 or older and have at least six months of service with either us or MTSI as of the semi-annual Plan entrance dates. We make non-matching contributions at the discretion of the Plan's Trustees. Employees' profit sharing accounts are fully vested after seven years. In accordance with the Profit Sharing Plan provisions, we cover all costs associated with the administration of the Profit Sharing Plan. Employer discretionary contributions for the years ended December 31, 1999 and 1998 were $289,000 and $249,000, respectively.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There currently exists one loan to Preston David Spurlin, our Chief Executive Officer, President and Sole Director, from MTSI with remaining balances of $181,009 and $114,362 in 1999 and 1998, respectively. This loan bears interest at 6% annually and is payable over 20 years.

         MTSI leases its office space from Preston David Spurlin. The lease agreement originated in January of 1996 and has a term of 36 months, with a month-to-month renewal thereafter. The monthly lease payment under this lease is $4,700. Total rent expense charged during both 1999 and 1998 was $56,400.

         MTSI also leases a house from Preston David Spurlin. This house provides lodging for out-of-town employees and contractors in lieu of MTSI incurring hotel and other travel related charges. The lease began in April of 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

         Preston David Spurlin, our Chief Executive Officer, President, Sole Director and majority shareholder, also serves as a director of and owns 51% of the stock of each of the following Texas corporations: Viper Communications Systems, Inc. ("Viper"), CKS Management, Inc. ("CKS") and Epic Communications, Inc. ("Epic"). During 1999 and 1998, MTSI received $116,751 and $107,828 management fee income from each of Viper, CKS and Epic, respectively. MTSI charges these related entities a fee of 2% of their gross revenues for the accounting and bookkeeping services provided to Viper, CKS and Epic. In addition, during 1999 and 1998, MTSI made cash loans to Viper of $203,650 and $294,500, CKS of $488,000 and $504,660, and Epic of $35,000 and
$0, respectively, and MTSI paid expenses $108,815 and $15,029, respectively on behalf of these entities. MTSI charges each of Viper, CKS and Epic, respectively, 9.75% annual interest on all loans outstanding. On January 1, 1998, MTSI transferred vehicles under capital leases with a net book value of $224,377 and related capital lease obligations of $222,645 to each of Viper and CKS, respectively. At December 31, 1999 and 1998, MTSI had loans receivable from each of Viper totaling $272,474 and ($33,633), CKS totaling $26,789 and $232,665, and Epic totaling $(66,173) and $0, respectively. Additionally, MTSI, Inc. holds a note of Epic Communications, Inc. with a remaining balance of $37,320 and $0 at December 31, 1999 and $1998, respectively. This note bears interest at 9.75% annually and is payable over three years.

ITEM 8.  DESCRIPTION OF SECURITIES

         CAPITAL STOCK. Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $.001 per share. Each share of common stock entitles the holder thereof to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert his, her or its common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our shareholders of common stock are entitled to dividends when, as and if declared by our Board of Directors from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to shareholders. We do not anticipate declaring or paying any cash dividends on the common stock in the year 2000. Our current line of credit agreements require prior written consent for the payment of dividends.

         Pursuant to our Articles of Incorporation, our Board of Directors has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because our Board of Directors has the power to establish such preferences and rights of any such series, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of our common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

         As a successor to RBSC, Inc., a California corporation reorganized pursuant to the plan, we are prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, and adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

         PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT. Our Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, our Board of Directors has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue up to 33,749,916 additional shares of our common stock. The issuance of our preferred stock or additional shares of our common stock could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this Registration Statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

        SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this registration statement or to conform such statements to actual results.

         This registration statement contains market data related to our industry segment generally. In preparing these reports, the research firms assumed certain events, trends and activities will occur and/or continue and these firms project information based, in part, on those assumptions. If the market research firms are wrong about any of their assumptions, then these projections may also be wrong.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         MARKET INFORMATION. Our common stock was approved for trading on the NQB Pink Sheets on March 23, 2000. Although our stock has yet to trade, the set bid and ask price is $.50 as of the date of this filing. As of March 30, 2000 there was one market maker in our common stock.

         We are filing this Form 10-SB for the purpose of enabling our shares of common stock to commence trading on the NASDAQ Bulletin Board for OTCBB. Our Form 10-SB must be declared effective by the Securities and Exchange Commission prior to our being approved for trading on the NASDAQ OTCBB, and until such time as this Form 10-SB is declared effective, our shares of common stock will continue to be quoted on the Apink sheets." Our market maker must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of the Form 10-SB in order to have our shares of common stock quoted on the NASDAQ OTCBB.

         HOLDERS. As of March 15, 2000, there were a total of Six Million Two Hundred Fifty Thousand Eighty-Four (6,250,084) shares of our common stock outstanding, held by one thousand eighty-three (1,083) shareholders of record.

         DIVIDENDS. We have not declared any dividends on our common stock during the last two fiscal years. Our current lines of credit agreements require prior written consent for any payment of dividends.



ITEM 2.  LEGAL PROCEEDINGS

         From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not a party to any such legal proceedings, the adverse outcome of which, individually or taken together with all other legal proceedings, is expected to have a material adverse effect on our prospects, financial condition or result of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to our Plan of Reorganization, as described herein, all of our outstanding capital stock as of the date of our bankruptcy petition (March 17, 1997) were canceled. Pursuant to the Plan, we issued an aggregate of 500,084 shares of our common stock to certain of our creditors and Halter Financial Group, Inc. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         On August 6, 1999, we entered into a Stock Exchange Agreement with MTSI pursuant to which Preston David Spurlin, the sole shareholder of MTSI, assigned his equity ownership in that company to us in exchange for 5,750,000 shares (or approximately 92%) of our outstanding common stock. We relied on
Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under Articles 2.02a(16) and 2.02-1 of the Texas Business Corporation Act to indemnify our Directors and Officers to the extent provided for in such statute. The Texas Business Corporation Act provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

-        conducted himself in good faith;

- reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

- in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Texas Business Corporation Act against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Articles of Incorporation provide that none of our Directors shall be personally liable to us or our shareholders for monetary damages for an act or omission in such Director's capacity as a Director; PROVIDED, HOWEVER, that the liability of such Director is not limited to the extent that such Director is found liable for (a) a breach of the Director's duty of loyalty to us or our shareholders,
(b) an act or omission not in good faith that constitutes a breach of duty of the Director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office, or (d) an act or omission for which the liability of the Director is expressly provided under Texas law. Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a Director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our Directors and may discourage or deter shareholders or management from brining a lawsuit against Directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us or our shareholders.

         We have directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers with policy limits of $1,000,000.

         Our Bylaws provide that our Officers and Directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; PROVIDED, HOWEVER, that it must be determined that such Officer or Director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an Officer or Director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the shareholders of the corporation, as described in our Bylaws.

         The above discussion of the Texas Business Corporation Act, our Articles of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Articles of Incorporation and our Bylaws, respectively.

                                PART F/S

The following financial information is provided in accordance with the requirements of Item 310 of Regulation S-B.



                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                             PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS............................................................F-2

CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated Balance Sheets at December 31, 1999 and 1998..................................................F-3

   Consolidated Statements of Income for the years ended December 31, 1999 and 1998...........................F-5

   Consolidated Statement of Shareholders' Equity for the years ended December 31,
   1999 and 1998 .............................................................................................F-6

   Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998.......................F-7

   Notes to Consolidated Financial Statements.................................................................F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
MICROWAVE TRANSMISSION SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Microwave Transmission Systems, Inc. and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microwave Transmission Systems, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                               /s/ KING GRIFFIN & ADAMSON P.C.
                                               -------------------------------
                                                   KING GRIFFIN & ADAMSON P.C.
Dallas, Texas
February 1, 2000

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998



                                     ASSETS


                                                                                 1999                1998
                                                                             ------------        ------------
Current assets
    Cash and cash equivalents                                                $     22,445        $     18,585
    Accounts receivable - trade, net of allowance for doubtful accounts
      of $0 and $39,775 in 1999 and 1998, respectively                          1,243,759             950,278
    Related party receivables                                                      25,904              70,627
    Due from affiliates                                                           233,090             199,032
    Employee advances                                                              12,830              15,816
    Jobs in progress                                                              150,978              40,676
    Prepaid and other current assets                                               18,835              32,601
    Notes receivable - related parties                                             14,763               5,036
    Income taxes receivable                                                             -              20,000
                                                                             ------------        ------------
              Total current assets                                              1,722,604           1,352,651

Property and equipment, net                                                       544,412             463,417

Non-current notes receivable - related parties                                    203,566             109,326
                                                                             ------------        ------------

              Total assets                                                   $  2,470,582        $  1,925,394
                                                                             ============        ============




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED BALANCE SHEETS (Continued)
                           December 31, 1999 and 1998



                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                 1999                1998
                                                                             ------------        ------------
Current liabilities
    Borrowings on line of credit                                             $    400,806        $    350,000
    Current portion of long-term debt                                              65,940              61,321
    Current portion of capital lease obligation                                         -              42,476
    Accounts payable                                                               40,587              52,618
    Accrued liabilities                                                           333,831             252,218
    Income taxes payable                                                           56,041                   -
    Deferred tax liability - current                                              408,067             300,234
                                                                             ------------        ------------
              Total current liabilities                                         1,305,272           1,058,867

Deferred tax liability - non-current                                                9,761              14,400
Long-term debt, less current portion                                               44,598              44,021
Capital lease obligation, less current portion                                          -               3,302
                                                                             ------------        ------------

              Total liabilities                                                 1,359,631           1,120,590
                                                                             ------------        ------------

Shareholders' equity
    Preferred stock, $0.001 par value; 10,000,000 shares authorized;
      none issued and outstanding                                                       -                   -
    Common stock $0.001 par value; 40,000,000 shares authorized;
      6,250,084 shares issued and outstanding                                       6,250               6,250
    Additional paid-in capital                                                     (5,250)             (5,250)
    Retained earnings                                                           1,109,951             803,804
                                                                             ------------        ------------

              Total shareholders' equity                                        1,110,951             804,804
                                                                             ------------        ------------

              Total liabilities and shareholders' equity                     $  2,470,582        $  1,925,394
                                                                             ============        ============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                 For the Years Ended December 31, 1999 and 1998



                                                                                 1999                1998
                                                                             ------------        ------------
Net sales                                                                    $  6,358,896        $  4,739,598
Cost of sales                                                                   4,101,005           3,187,064
                                                                             ------------        ------------

         Gross profit                                                           2,257,891           1,552,534

Operating expenses                                                              1,869,245           1,465,177
                                                                             ------------        ------------

         Operating income                                                         388,646              87,357

Interest income from related parties                                                6,697              19,678
Other income from related parties                                                 116,751             107,828
Other income                                                                            -                   -
Interest expense                                                                  (26,228)            (32,529)
                                                                             ------------        ------------

         Income before taxes                                                      485,866             182,334

Provision for income taxes
    Current                                                                        76,525                   -
    Deferred                                                                      103,194              56,938
                                                                             ------------        ------------
                                                                                  179,719              56,938
                                                                             ------------        ------------

         Net income                                                          $    306,147        $    125,396
                                                                             ============        ============

Net earnings per common share - basic and diluted                            $        .05        $        .02
                                                                             ============        ============

Weighted average number of common shares outstanding - basic
    and diluted                                                                 5,884,269           5,750,000
                                                                             ============        ============



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                 For the Years Ended December 31, 1999 and 1998


                                                                     ADDITIONAL
                                                 COMMON STOCK          PAID-IN      RETAINED
                                             SHARES       AMOUNT       CAPITAL       EARNINGS          TOTAL
                                             ------       ------     ----------     ---------          -----
Balances at January 1, 1998                  500,084      $   500     $  4,500     $          -    $      5,000

   Issuance of common stock and
     recapitalization in reverse
     acquisition transaction               5,750,000        5,750      (59,945)         678,408         624,213

   Capital contributed by majority
     shareholder                                   -            -       50,195                -          50,195

   Net income for the year                         -            -            -          125,396         125,396
                                          ----------      -------     --------     ------------    ------------

Balances at December 31, 1998              6,250,084        6,250       (5,250)         803,804         804,804

   Net income for the year                         -            -            -          306,147         306,147
                                          ----------      -------     --------     ------------    ------------

Balances at December 31, 1999              6,250,084      $ 6,250     $ (5,250)    $  1,109,951    $  1,110,951
                                          ==========      =======     ========     ============    ============



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1999 and 1998

                                                                                 1999                1998
                                                                             ------------        ------------
Cash flows from operating activities
    Net income from operations                                               $    306,147        $   125,396
    Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation and amortization                                               193,212            163,288
      Loss on disposal or sale of property and equipment                                -              1,732
      Deferred income tax provision                                               103,194             56,938
      Bad debt expense                                                                  -                487
      Changes in operating assets and liabilities:
        Accounts receivable - trade                                              (293,481)          (165,356)
        Related party receivables                                                  44,723            (70,627)
        Employee advances                                                           2,986              2,453
        Jobs in progress                                                         (110,302)            53,157
        Prepaid and other current assets                                           13,766             35,609
        Accounts payable                                                          (12,031)            17,629
        Accrued liabilities                                                        81,613            (38,504)
        Income taxes payable                                                       76,041            (36,881)
                                                                             ------------        -----------
              Cash flows provided by operating activities                         405,868            145,321
                                                                             ------------        -----------

Cash flows from investing activities
    Purchases of property and equipment                                          (287,570)          (273,110)
    Issuance of notes receivable                                                 (123,999)           (89,754)
    Payments received on notes receivable                                          33,395              3,120
    Advances to affiliates                                                       (835,465)          (814,189)
    Payments received on advances to affiliates                                   801,407          1,038,490
                                                                             ------------        -----------
              Cash flows used in investing activities                            (412,232)          (135,443)
                                                                             ------------        -----------

Cash flows from financing activities
    Payments on capital leases                                                    (45,778)          (103,356)
    Proceeds from line of credit                                                  895,806            970,000
    Payments on line of credit                                                   (845,000)          (910,000)
    Borrowings of long-term debt                                                  103,810            148,940
    Repayment of long-term debt                                                   (98,614)          (101,514)
                                                                             ------------        -----------
              Cash flows provided by financing activities                          10,224              4,070
                                                                             ------------        -----------

Net increase in cash                                                                3,860             13,948

Cash, beginning of year                                                            18,585              4,637
                                                                             ------------        -----------

Cash, end of year                                                            $     22,445        $    18,585
                                                                             ============        ===========


                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                 For the Years Ended December 31, 1999 and 1998

                                                                                 1999                1998
                                                                             ------------        ------------
Supplemental disclosures for cash flow information:
    Cash paid during the year for:
      Interest                                                               $     26,200        $    32,500
                                                                             ============        ===========

      Income taxes                                                           $        484        $    36,881
                                                                             ============        ===========


Supplemental non-cash financing and investing activities:
    Note received from sale of property and equipment                        $     13,363        $         -
                                                                             ============        ===========

    Property and equipment and related notes payable
      transferred to affiliate                                               $          -        $   224,377
                                                                             ============        ===========





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998

     1. NATURE OF OPERATIONS

     Microwave Transmission Systems, Inc. (the "Company" or "MTSI"), a Texas corporation incorporated on August 7, 1987, provides contracting services related to site development and the construction of wireless communication towers. The Company's site development service business is a comprehensive service offering design, construction and operating expertise to a range of wireless service providers. Site development services include network pre-design, communication site selection, communication site acquisition, local zoning and permitting, and site construction and antennae installation. MTSI operates primarily in the U.S. and is based in Richardson, Texas.

     In September 1999, MTSI entered into a reverse acquisition agreement with RBS Acquisition Corp. ("RBS"), a publicly held "shell" Texas Corporation. RBS purchased 100% of MTSI's shares in a tax free reorganization. RBS issued 5,750,000 shares of RBS $0.001 par value common stock in exchange for all of the outstanding shares of MTSI. For accounting purposes, the acquisition will be treated as a recapitalization of MTSI with MTSI as the acquirer (a reverse acquisition). On January 12, 2000, Microwave Transmission Systems, Inc., the subsidiary, changed its name to MTSI, Inc., and the public company changed its name to Microwave Transmission Systems, Inc. The historical financial statements included herein are those of MTSI.


     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Microwave Transmission Systems, Inc. and MTSI, Inc., its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

     CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt approximate fair value. The fair value of notes receivable related party is approximately $172,000 and $85,000 at December 31, 1999 and 1998, respectively, using a 10% effective interest rate.

     ACCOUNTS RECEIVABLE

     The Company extends unsecured credit in the normal course of business to virtually all of its customers. Management has provided an allowance for doubtful accounts which reflects its opinion of amounts which may ultimately become uncollectible. In the event of non-performance of accounts receivable, the maximum exposure to the Company is the recorded amount shown on the balance sheet.

     PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Property and equipment under capital leases are stated at the lower of fair value or the present value of minimum lease payments at the date of purchase. Expenditures for maintenance and repairs are charged directly against income. Major renewals and betterments are capitalized.

     Depreciation on property and equipment other than amounts acquired under capital leases is calculated on the straight-line method for financial reporting purposes, with useful lives ranging from 3 to 17 years. Property and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

     FEDERAL INCOME TAXES

     The Company provides for income taxes under the asset and liability approach. This method requires that deferred tax assets and liabilities be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     REVENUE RECOGNITION

     The Company uses the completed contract method of revenue recognition. Under this method, revenue and its related expenses are not recognized until a project, or a significant phase of the project, is completed. Costs incurred, which primarily consist of labor and materials, on uncompleted projects are capitalized as jobs in progress. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     EARNINGS PER COMMON SHARE

     Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. As of December 31, 1999 and 1998, the Company did not have any potentially dilutive securities.


     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.


3.   NOTES RECEIVABLE - RELATED PARTIES

     The Company has a note receivable from an officer totaling $181,009 and $114,362 at December 31, 1999 and 1998, respectively. Interest on the loan is charged at 6% per annum and is paid monthly. The loan is payable over twenty years.

     The Company has a note receivable from an affiliated company totaling $37,320 and $0 at December 31, 1999 and 1998, respectively. Interest on the loan is charged at 9.75% per annum and is paid monthly. The loan is payable over three years.

4.   PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consists of the following:

                                                                          1999               1998
                                                                       -----------       -----------
              Leasehold improvements                                   $    81,599       $    78,703
              Furniture and fixtures                                        62,088            52,163
              Production equipment                                         353,483           227,668
              Trailers                                                      21,455            17,466
              Vehicles - including capital leases                          605,187           548,582
                                                                       -----------       -----------
                                                                         1,123,812           924,582
              Less accumulated depreciation and amortization              (579,400)         (461,165)
                                                                       -----------       -----------
                                                                       $   544,412       $   463,417
                                                                       ===========       ===========


     At December 31, 1999 and 1998, the gross amount of vehicles and related accumulated amortization recorded under capital leases were as follows:

                                                                          1999               1998
                                                                       -----------       -----------
                Vehicles, at cost                                      $         -       $   363,552

                Less accumulated amortization                                    -          (314,429)
                                                                       -----------       -----------
                                                                       $         -       $    49,123
                                                                       ===========       ===========


     Amortization of assets held under capital leases is included with depreciation expense. Depreciation and amortization expense for the years ended December 31, 1999 and 1998 was $193,212 and $163,288, respectively.

5.   LINE OF CREDIT

     During 1998, the Company entered into a line of credit agreement with a bank with a maximum facility of $450,000. Interest is payable monthly at the prime rate plus 1.5% (10% at December 31, 1999) and the principal is due November 20, 2000. The line of credit is secured by substantially all of the assets of MTSI.

6.   LONG-TERM DEBT

     Long-term debt at December 31, 1999 and 1998 consists of the following:

                                                                               1999            1998
                                                                           -----------      -----------
         Note payable with interest at 8.5%, collateralized by
           vehicles, payable in monthly principal and interest
           installments of $2,992, through January, 2000                   $         -      $    37,052

         Borrowings under financing agreements, interest from 1.9% to
           9.1%, collateralized by vehicles, payable in monthly principal
           and interest installments of $3,239, through October, 2001           63,612           54,808

         Borrowings under financing agreements, interest from 8.9% to
           9.25%, collateralized by vehicles, payable in monthly principal
           and interest installments of $1,472, through December, 2001          22,433           13,482

         Borrowings under financing agreements, interest at 8.5%,
           collateralized by vehicles, payable in monthly principal and
           interest installments of $1,542, through July, 2001                  24,493                -
                                                                           -----------      -----------
                                                                               110,538          105,342

           Less current portion                                                 65,940           61,321
                                                                           -----------      -----------

                                                                           $    44,598      $    44,021
                                                                           ===========      ===========


     At December 31, 1999, scheduled maturities of long-term debt are as follows:


                2000                            $ 65,940
                2001                              44,598
                                                --------

                                                $110,538
                                                ========

7.   INCOME TAXES

     At December 31, 1999 and 1998 deferred tax assets (liabilities) are comprised of the following:


                                                                           1999              1998
                                                                       -----------      ------------
          Deferred tax assets
             Accounts payable and accrued expenses
               not currently deductible                                $    23,023      $     15,785
             Other                                                               -             2,456
                                                                       -----------      ------------

                         Total deferred tax asset                           23,023            18,241

          Deferred tax liabilities
             Accounts receivable                                          (380,899)         (306,272)
             Jobs in progress                                              (45,293)          (12,203)
             Property and equipment                                         (9,761)          (14,400)
             Other                                                          (4,898)                -
                                                                       -----------      ------------

                         Total deferred tax liability                     (440,851)         (332,875)
                                                                       -----------      ------------

          Net deferred tax liability                                   $  (417,828)     $   (314,634)
                                                                       ===========      ============


     At December 31, 1999 and 1998 deferred tax assets and liabilities included in the balance sheets are as follows:


                                                                          1999               1998
                                                                       -----------       -----------
          Current deferred tax asset                                   $    23,023       $    18,241
          Current deferred tax liability                                  (431,090)         (318,475)
                                                                       -----------       -----------
             Net current deferred tax liability                           (408,067)         (300,234)

          Non-current deferred tax liability                                (9,761)          (14,400)
                                                                       -----------       -----------
             Net deferred tax liability                                $  (417,828)      $  (314,634)
                                                                       ===========       ===========


     The effective income tax rate for the years ended December 31, 1999 and 1998 vary from the statutory rate due to the following:


                                                                            1999               1998
                                                                           -------             -----
           Income tax expense at statutory rate                                34%               34%
           State taxes                                                        0.5%                 -
           Other                                                              2.5%             (2.8%)
                                                                           -------             -----
                                                                             37.0%             31.2%
                                                                           =======             =====


8.   LEASES

     The Company leases its office facility from the president and majority shareholder of the Company. The lease is for an initial three-year term expiring in 1999 with a month-to-month renewal thereafter, and has been classified as an operating lease. Total rent expense associated with this lease was $56,400 for each of the years ended December 31, 1999 and 1998.

     The Company also leases a house from the president and majority shareholder. The house provides lodging for out-of-town employees and contractors in lieu of the Company incurring hotel and other travel related charges. The lease began in April 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

     Total rental expense for operating leases was $68,300 and $73,596 for the years ended December 31, 1999 and 1998, respectively.

9.   EMPLOYEE BENEFIT PLAN

     The Company offers a profit sharing plan, Microwave Transmission Systems, Inc. Profit Sharing Plan, which covers all employees of the Company who have attained age 18 or older with at least six months of service with the Company as of the semi-annual plan entrance dates. The Company makes non-matching contributions at the discretion of the plan's trustees. Employees' profit sharing accounts are fully vested after seven years. In accordance with the profit sharing plan provisions, the Company covers all costs associated with the administration of the profit sharing plan. Employer discretionary contributions for the years ended December 31, 1999 and 1998 were $289,000 and $249,000, respectively.


10.  RELATED PARTY TRANSACTIONS

     At December 31, 1999 and 1998, there exists a loan to an officer from the Company with a remaining balance of $181,009 and $114,362, respectively. The loan bears interest at 6% and is payable over twenty years. Additionally, the Company holds a note to an affiliated Company from MTSI with a remaining balance of $37,320 and $0 at December 31, 1999 and 1998, respectively. The note bears interest at 9.75% and is payable over three years.

     The Company leases its office space from the president and majority shareholder of the Company. The lease agreement originated in January 1996 and has a term of 36 months with a month-to-month renewal thereafter. The monthly lease payment is $4,700. Total rent expense charged during both 1999 and 1998 was $56,400.

     The Company also leases a house from the president and majority shareholder. The house provides lodging for out of town employees and contractors in lieu of the Company incurring hotel and other travel related charges. The lease began in April 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

     The majority shareholder of MTSI also owns 51% of the stock of Viper Communication Systems, Inc. ("Viper"), CKS Management, Inc. ("CKS") and EPIC Communications, Inc. ("EPIC"). During 1999 and 1998, the Company received $116,751 and $107,828 in management fee income from Viper, CKS and EPIC. MTSI charges these related entities a fee of 2% of their gross revenues for the accounting and bookkeeping services it provides to Viper, CKS and EPIC. In addition, during 1999 and 1998, the Company made cash loans to Viper, CKS and EPIC of $726,650 and $799,160, respectively, and MTSI paid expenses of $108,815 and $15,029, respectively, on behalf of these entities. On January 1, 1998, MTSI transferred vehicles under capital leases with a net book value of $224,377 and related capital lease obligations of $222,645 to Viper and CKS. MTSI charges Viper, CKS and EPIC 9.75% interest on all loans outstanding. At December 31, 1999 and 1998, the Company had loans receivable from Viper, CKS and EPIC totaling $233,090 and $199,032, respectively.

11.  BUSINESS AND CREDIT CONCENTRATIONS

     The Company has three customers that accounted for 70% of sales for the year ended December 31, 1999 and had two customers that accounted for 51% of sales for the year ended December 31, 1998. At December 31, 1999 and 1998, these customers accounted for 73% and 59%, respectively, of total accounts receivable.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         The following documents are filed as exhibits to this Registration
Statement:


3.1 Articles of Incorporation of Microwave Transmission Systems, Inc. (with amendments).

3.2      Restated Bylaws of Microwave Transmission Systems, Inc.

6.1      Stock Exchange Agreement by and among Microwave Transmission Systems,
         Inc., the Sole Shareholder of Microwave Transmission Systems, Inc., RBS
         Acquisition Corp., and Halter Financial Group, Inc. dated August 6,
         1999.

6.2      Consulting Agreement by and between Microwave Transmission Systems,
         Inc. and Halter Financial Group, Inc. dated July 29, 1999.

6.3      Commercial Lease Agreement dated January 17, 1996 by and between
         Microwave Transmission Systems, Inc. (now MTSI, Inc.) and P. David
         Spurlin.

6.4      Lease Agreement dated April 1, 1999 by and between Microwave
         Transmission Systems, Inc. (now MTSI, Inc.) and P. David Spurlin.


                                  SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MICROWAVE TRANSMISSION SYTEMS, INC.

DATE: March 31,2000                   By: /s/ Preston David Spurlin
                                          -------------------------------
                                          Preston David Spurlin
                                          Chief Executive Officer and President